SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Sportradar Group AG
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

H8088L103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. H8088L103 Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		97,607,178 (1)
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		0
	8	SHARED DISPOSITIVE POWER:

		97,607,178 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

97,607,178
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

47.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) These shares are held directly by Blackbird Holdco Ltd. (“Blackbird Holdco”), which is owned by CPP Investment Board Europe S.à r.l. (“CPP Europe”), Blackbird BV InvestCo S.à r.l. (“Blackbird BV”), 10868680 Canada Inc. (“10868680 Canada”) and TCV Luxco Sports S.à.r.l. Blackbird Holdco owns 131,501,490 Class A Ordinary Shares of the issuer (“Class A Shares”). CPP Europe is a wholly-owned subsidiary of Canada Pension Plan Investment Board (“CPP Investments”), and indirectly owns 79,538,356 Class A Shares through Blackbird Holdco, which represents the proportional interest of CPP Europe (and CPP Investments) in the Class A Shares held by Blackbird Holdco. In addition, CPP Europe may be deemed to have voting and dispositive power in respect of 18,068,822 Class A Shares held indirectly by Blackbird BV, and accordingly, CPP Investments may be deemed to beneficially own such Class A Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). 10868680 Canada has a nominal economic interest in Blackbird Holdco and Blackbird BV and has agreed not to vote or transfer any of its shares of Blackbird Holdco and Blackbird BV except as directed by CPP Investments and accordingly CPP Investments may be deemed to beneficially own such shares for purposes of Section 13(d) of the Exchange Act.

(2) Based on a total of 205,454,977 Class A Shares outstanding after the issuer’s initial public offering and concurrent private placements as disclosed in the issuer’s prospectus filed with the Securities and Exchange Commission on September 15, 2021.

CUSIP No. H8088L103	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Sportradar Group AG

Item 1(b).	Address of Issuer’s Principal Executive Offices

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

Item 2(a).	Name of Person Filing

Canada Pension Plan Investment Board

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person is as follows:

One Queen Street East

Suite 2500

Toronto, Ontario

M5C 2W5

Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares

Item 2(e).	CUSIP Number

H8088L103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________

CUSIP No. H8088L103	Page 4 of 5 Pages

Item 4. Ownership

(a)	Amount Beneficially Owned: See Item 9 on page 2.
(b)	Percent of Class: See Item 11 on page 2.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on page 2.

(ii)	shared power to vote or to direct the vote: See Item 6 on page 2.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on page 2.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on page 2.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

CUSIP No. H8088L103	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

CANADA PENSION PLAN INVESTMENT BOARD

By: /s/ Patrice Walch-Watson

Name: Patrice Walch-Watson

Title:  Senior Managing Director, General Counsel and Corporate Secretary